Mail Stop 3561

November 28, 2007

Mr. James N. Hauslein,
Chairman of the Board and Chief Executive Officer
c/o Hauslein & Company, Inc.
11450 SE, Dixie Highway, Suite 105
Hobe Sound, Florida 33455

> **Re:** **Atlas Acquisition Holdings Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 5, 2007**
> **File No. 333-146368**

Dear Mr. Hauslein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please incorporate your response to comment three of our letter dated October 30, 2007, with regard to the factors that the company used to value the offering at $200,000,000 (or a maximum of $230,000,000 if the underwriters' over-allotment option is exercised in full) and the factors you considered in determining that the company might need $196,245,000 in the trust account to effect the business combination contemplated by the registration statement. The amendment does

not appear to address the factors and motivations used by the company to determine the trust fund's valuation.

Anticipated Expenses and Funding Sources, page 7

2.   In light of your disclosure in response to comment eight of our previous letter, please revise the first paragraph under the section, "Anticipated expenses and funding sources" on page 7 to clarify whether the amounts that may be released from the trust to pay tax obligations are limited to the interest earned on the funds in the trust account.

Risk Factors, page 17

3.   We note you have included a risk factor which states that the warrants cannot be redeemed unless a registration statement is effective from the beginning of the measurement period through the date fixed for the redemption. We do not see where the warrant agreement (exhibit 4.4) supports this statement. Please advise or revise.

4.   Please revise risk factor 17 to disclose who would determine the fair market value of a potential target company if your board is not able to independently determine that the target business has a sufficient fair market value to meet the threshold criterion. If your board is not able to independently determine that the target business has a sufficient fair market value to meet the threshold criterion, who would make the value determination that would eventually be put to a shareholder vote? If no party will make this determination, please add a separate risk factor on this matter. Later in your filing, please describe the circumstances under which the board would not be able to determine the fair market value and explain why the board believes this responsibility should be passed on to investors, particularly given the prospectus disclosure highlighting the abilities and experience of your management team. Please provide detailed disclosure of the information that will be provided and will not be provided to shareholders in the disclosure document relating to the acquisition. Please summarize this information in the forepart of the prospectus. It would appear appropriate for you to qualify each statement regarding the 80% requirement to indicate that the board is not obligated to determine whether such requirement is met and the resulting risks to investors.

5.   Please revise to clarify the risk factor at the top of page 28. The antecedent of the sentence beginning with "[t]he fact that only approximately one-half…" is unclear. Please revise to clarify whether this sentence refers only to companies that have gone public since August 2003.

6.   In the third risk factor on page 28, you state: "[t]o our knowledge, none of our existing stockholders, including any of our officers or directors, has any present intention to purchase additional securities, *other than as disclosed elsewhere in this prospectus*" (emphasis added). Although disclosed elsewhere in the prospectus, please disclose these intentions in this risk factor and also in the summary section.

Proposed Business, page 43

7.   In the first bullet point on page 45, please elaborate as to the meaning of capital structure or capital needs financial challenges. Please explain what types of capital structure or capital need financial challenges would be acceptable in a target business and what types would be unacceptable in a target business.

8.   Please reconcile or revise your statements in the first bullet point on page 45. You state that among the companies you will seek to acquire will be those whose capital structure or capital needs present "financial challenges." You also state that you will "typically focus on companies with a history of strong operating and financial results."

Sources of target businesses, page 46

9.   We note that in response to comment 28 of our previous letter you have disclosed factors that the Company would use when determining the size of a finder's fee. In addition, disclose the factors you would consider in deciding whether or not to use a finder.

Fair Market value of target business, page 48

10.   We note your disclosure in response to comment 31 of our previous letter. Please additionally disclose how your decision to select a particular investment banking firm will be influenced by that firm's view that stockholders may not rely on their opinion.

Management, page 59

11.   You state that Robert C. Grayson is the founder of The Grayson Company, formed in 1991. Please disclose what positions Mr. Grayson has held with The Grayson Company since its founding. Please also disclose the relevant periods for each position.

Special Advisors, page 60

12.   Please elaborate on the restrictions that will be placed on special advisors beyond the statement that they will be "bound by agreements similar to the agreements executed by our officers and directors." Please summarize the restrictions that will be placed on them, including any voting restrictions.

Conflicts of Interest, page 64

13.   Please disclose additional information regarding Burgundy Asset Management Ltd. and its acquisition criteria.

Financial Statements

Balance Sheet, F-3

14.   We note that your amended and restated certificate of incorporation filed as exhibit 3.1 authorizes you to issue 300,000,000 common shares and 100,000,000 preferred shares. This does not appear to be consistent with the presentation on your balance sheet, which indicates 10,000,000 common shares and 1,000,000 preferred shares authorized. Please revise to indicate the correct number of authorized shares on the face of the financial statements and provide disclosure regarding the timing and nature of any intended change. In addition, please ensure disclosure of authorized shares is consistent throughout the registration statement.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. In your responses, please include the page numbers of the amendment where we can find the changes. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Dana Brown at (202) 551-3859.

Sincerely,

John Reynolds
Assistant Director

cc: Brian H. Blaney, Esq.
        Fax (602) 445-8603